UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Euroseas, Ltd.

(Name of Issuer)

Common Shares, $0.03 par value

(Title of Class of Securities)

Y23592200

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. Y23592200	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,166,245 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,166,245 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,245 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC (collectively, the “Funds”), which are the registered holders of the Common Shares and Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Funds currently hold (a) 900,000 Common Shares and (b) Series B Preferred Shares that are convertible into 1,266,245 Common Shares of Euroseas Ltd.
(2)	Based on (a) 11,274,126 Common Shares of Euroseas Ltd. outstanding as of May 18, 2018 as reported by Euroseas Ltd. in its Report on Form 6-K filed with the Securities and Exchange Commission on May 30, 2018 and (b) 1,266,245 Common Shares of Euroseas Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23592200	Page 3 of 5

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 2014, Amendment No. 2 to Schedule 13D filed with the Commission on January 14, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on March 8, 2016, Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2016 and Amendment No. 5 to Schedule 13D filed with the Commission on June 12, 2017 (as amended, the “Schedule 13D”), relating to Common Shares, $0.03 par value (the “Common Shares”), of Euroseas Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

The Reporting Person has acquired 1,747 additional Series B Preferred Shares in connection with quarterly paid-in-kind dividend payments on the Series B Preferred Shares then held by the Reporting Person, representing approximately 142,612 Common Shares issuable upon conversion of the Series B Preferred Shares.

On May 30, 2018, the Issuer completed a spin-off (the “Spin-Off”) of its wholly-owned subsidiary EuroDry Ltd. (“EuroDry”). Prior to effecting the Spin-Off, the Issuer contributed its interests in certain drybulk assets to EuroDry in exchange for approximately 2,254,825 EuroDry common shares and approximately 19,014 EuroDry Series B Convertible Perpetual Preferred Shares (representing all of the issued and outstanding stock of EuroDry at that time). On May 30, 2018, in connection with the Spin-Off, the Issuer (a) distributed 100% of the EuroDry common shares as a special dividend (the “Common Distribution”) to each holder of record of Common Shares as of May 23, 2018 (the “Record Date”), and (b) distributed 100% of the EuroDry Series B Convertible Perpetual Preferred Shares (the “Series B Distribution”) to each holder of record of Series B Preferred Shares. As a result of the Common Distribution, the Reporting Person (or its affiliates) received one EuroDry common share for every five Common Shares held by the Reporting Person (or its affiliates) as of the Record Date. To effect the Series B Distribution, the Reporting Person (or its affiliates) entered into a Purchase Agreement with the Issuer, dated as of May 30, 2018, pursuant to which the Reporting Person (or its affiliates) exchanged 15,506.50 Series B Preferred Shares for 15,506.50 EuroDry Series B Convertible Perpetual Preferred Shares at the closing of the Spin-Off on May 30, 2018.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Common Shares identified pursuant to Item 1 constitute approximately 17.5% of the Common Shares outstanding based on (i) 11,274,126 Common Shares outstanding as of May 18, 2018 as reported by the Issuer in its Report on Form 6-K filed with the Commission on May 30, 2018 and (ii) 1,266,245 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the Common Shares.

CUSIP No. Y23592200	Page 4 of 5

(c) Other than as described above, there have been no purchases or sales of the Common Shares during the past 60 days by the Reporting Person (or its affiliates).

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

On May 30, 2018, the Reporting Person (or its affiliates) entered into a Purchase Agreement with the Issuer, dated as of May 30, 2018, pursuant to which the Reporting Person (or its affiliates) exchanged 15,506.50 Series B Preferred Shares for 15,506.50 EuroDry Series B Convertible Perpetual Preferred Shares at the closing of the Spin-Off on May 30, 2018.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which has been filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, dated as of May 30, 2018, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto.

CUSIP No. Y23592200	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018	TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel &
Chief Compliance Officer